Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

October 20. 2014

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 60

Prospect Energy and Power Income Portfolio, Series 1

File Nos. 333-198270 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment letter dated September 19, 2014 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 60, filed on August 20, 2014 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Prospect Energy and Power Income Portfolio, Series 1 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

            1. The Trust’s investment objective is to “provide current income.” Explain in the principal investment strategy section how the Trust’s investments will help it achieve its investment objective and generate current income.

             Response: In response to your comment, the principal investment strategy section has been revised to indicate that the portfolio includes common stocks and preferred securities that have the capacity to generate dividend income.

             2. The first sentence of the first paragraph states that the Trust will invest in “securities of issuers in the energy power sectors.” If appropriate, insert “and” between “energy” and “power” in this sentence.

             Response: The disclosure has been revised in response to your comment.

             3. The first paragraph refers twice to an 80% test; the first sentence bases the test on “the value of its net assets (plus borrowings, if any),” while the second sentence refers to “80%

of its assets.” Clarify that the latter 80% test is also based on net assets plus borrowings, if any. See Rule 35d-1 of the Investment Company Act of 1940.

             Response: The disclosure has been revised to indicate that the 80% test applies to the Trust’s total assets.

             4. The first paragraph states that the Trust will invest in MLPs. Provide a brief description of MLPs, and disclose any limitations on the amount that the Trust may invest in MLPs.

             Response: The disclosure has been revised in response to your comment.

             5. The first paragraph states that the Trust will also invest in Energy REITs. Provide a brief description of Energy REITs.

             Response: The disclosure has been revised in response to your comment.

             6. The first paragraph states that the Trust will invest in “other fund structures.” Explain what types of investments are intended by the phrase “other fund structures.”

             Response: The term “other fund structures” has been eliminated. The securities described in clauses (i), (ii) and (iii) of the paragraph adequately represent the assets included in the Trust.

             7. The penultimate sentence of the first paragraph states that “the Trust may invest up to 20% of its assets in managers of Energy and Power Issuers.” Clarify what is meant by “managers” of such issuers.

             Response: The word “managers” is intended to capture the General Partner of a Master Limited Partnership.

Prospect Capital Management LLC (“Prospect”) (p. 2)

             8. This section states that Prospect currently manages Prospect Capital Corporation, one of the two largest publicly-traded BDCs. We note, however, that the Trust will invest in MLPs, REITs and energy-related companies, while BDCs—and in particular, Prospect Capital Corporation—do not typically invest in MLPs, REITs or energy-related companies. Explain how Prospect’s experience advising a BDC relates to its ability to advise a portfolio investing in MLPs, REITs and energy-related companies.

             Response: Prospect Capital Corporation originally went public in 2004 as Prospect Energy Corporation. In compliance with the SEC’s naming convention, Prospect Energy Corporation invested primarily in energy and energy-related companies. In 2007, Prospect Energy Corporation changed its name to Prospect Capital Corporation and expanded its scope to more sectors of the economy. Prospect Capital has continued to invest in energy and energy-related companies since 2007.

Principal Risks (p. 3)

             9. Consider combining the risk factors entitled “Security prices will fluctuate” on p. 3 and “Price volatility” on p. 5.

             Response: The disclosure has been revised in response to your comment.

             10. Move the following excerpt from p. 4 to the strategy section, as it is not risk disclosure. “MLPs are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock.” Disclose the risk that investments in MLPs could cause the Trust to lose its status as a regulated investment company under the Internal Revenue Code of 1986, as amended, and disclose the impact of such an event on the Trust and its investors.

             Response: The disclosure has been revised in response to your comment.

             11. In the risk factor entitled “Potential conflicts of interest could impact investment returns” on p. 5, the last sentence states that “if Prospect or its affiliates manage any additional investment vehicles or client accounts in the future, Prospect will endeavor to allocate investment opportunities in a fair and equitable manner over time so as not to discriminate against any client.” This sentence appears to indicate that Prospect’s undertaking to allocate investment opportunities in a fair and equitable manner is not applicable to allocations between the Trust and Prospect’s current investment vehicles and clients. If this is not the intention, please clarify.

             Response: Upon review of the disclosure, the Sponsor concluded that the allocation of investment opportunities is not a material risk and accordingly the risk has been eliminated.

             12. In the risk factor entitled “Potential conflicts of interest could impact investment returns” on p. 5, describe the extent to which Prospect expects to choose investments for the Trust that Prospect has also chosen, or is also considering, as suitable investments for its other clients.

             Response: Upon review of the disclosure, the Sponsor concluded that the allocation of investment opportunities is not a material risk and accordingly the risk has been eliminated.

 We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren